EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Royal Palms Motel, Inc. - 100% owned by Security Land and Development Corporation.  Incorporated in Georgia.  Holds title to 0.85 acres of land in Richmond County, Georgia.

SLDC, LLC – 100% owned by Security Land and Development Corporation.  Organized in Georgia as a limited liability company.  Holds title to 0.79 acres of land in Columbia County, Georgia.